UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DRUGMAX, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

262240104 (CUSIP Number)

January 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (1-06)

CUSIP NO. 262240104	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Edward Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER
0
6 SHARED VOTING POWER
994,126 shares (held jointly with Mrs. Gold)
7 SOLE DISPOSITIVE POWER
0
8 SHARED DISPOSITIVE POWER
994,126 shares (held jointly with Mrs. Gold)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

994,126 shares (held jointly with Mrs. Gold)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.14% (1)
12	TYPE OF REPORTING PERSON

IN

(1)	Reflects 19,336,068 shares outstanding, including the shares issued by Drugmax on November 12, 2004 as reported in its Form 8-K filed on November 18, 2004.

Page 2 of 7 pages

CUSIP NO. 262240104	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Ronit Martine Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER
0
6 SHARED VOTING POWER
994,126 shares (held jointly with Mr. Gold)
7 SOLE DISPOSITIVE POWER
0
8 SHARED DISPOSITIVE POWER
994,126 shares (held jointly with Mr. Gold)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

994,126 shares (held jointly with Mr. Gold)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.14% (1)
12	TYPE OF REPORTING PERSON

IN

(1)	Reflects 19,336,068 shares outstanding, including the shares issued by Drugmax on November 12, 2004 as reported in its Form 8-K filed on November 18, 2004.

Page 3 of 7 pages

Item 1.	(a).	Name of Issuer

DrugMax, Inc. (“Drugmax”)

	(b).	Address of Issuer’s Principal Executive Offices

312 Farmington Avenue, Farmington, CT 06032

Item 2.	(a).	Name of Person Filing

(i) Andrew Edward Gold (ii) Ronit Martine Gold

	(b).	Address of Principal Business Office or, if None, Residence

(i) 10835 Lockland Road, Potomac, MD 20854 (ii) 10835 Lockland Road, Potomac, MD 20854

	(c).	Citizenship

(i) United States (ii) United States

	(d).	Title of Class of Securities

Common Stock

	(e).	CUSIP Number 262240104

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 4 of 7 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Items 5-9 and 11 on cover page for each filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2006	/s/ Andrew Edward Gold
Andrew Edward Gold

Date: May 12, 2006	/s/ Ronit Martine Gold
Ronit Martine Gold

Page 6 of 7 pages

Exhibit 1

JOINT FILING AGREEMENT OF

ANDREW EDWARD GOLD AND RONIT MARTINE GOLD

The undersigned hereby agree that the Schedule 13G with respect to the securities of Drugmax, Inc. dated as of even date herewith is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.

Date: May 12, 2006	/s/ Andrew Edward Gold
Andrew Edward Gold

Date: May 12, 2006	/s/ Ronit Martine Gold
Ronit Martine Gold

Page 7 of 7 pages